April 9, 2009

Melissa Kindelan
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Dear Ms. Kindelan:

We are in receipt of your letter dated March 26, 2009. We will send a complete response to you by Thursday, April 16, 2009.

Sincerely,

Rita McKeown
Chief Financial Officer